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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 08/13/13	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☐ AMENDMENT

RECEIVED 2013 AUG 15 PM 4:06 SEC / TM

13035792

1. State the name of the applicant: Topaz Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   60 Broad Street, 26th Floor, New York, NY 10004
3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-943-2400 / fax: 212-509-3955
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Ronan Cahill — Senior Legal & Regulatory Associate — 212-897-8152
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Michael J. Simon
   60 Broad Street, 26th Floor
   New York, NY 10004
7. Provide the date applicant's fiscal year ends: December 31, 2013
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): May 30, 2012 (b) State/Country of formation: Delaware Limited Liability Company Act. 6 Del. C section 18-101 et. seq.

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/13/13 (MM/DD/YY) — Topaz Exchange, LLC (Name of applicant)

By: [signature] (Signature) — Ronan Cahill, Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 13th day of August (Month), 2013 (Year) by Samir Patel (Notary Public)

My Commission expires 7/10/14 County of Nassau State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

SAMIR PATEL
Notary Public - State of New York
NO. 02PA6149278
Qualified in Nassau County
My Commission Expires 7/10/14


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International Securities Exchange

August 13, 2013

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: Topaz Exchange, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the Topaz Exchange, LLC's ("Topaz") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, Topaz issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on Topaz's website:

Options
New Listings:
http://ise.com/newlistings
Series Additions/Deletions:
http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

Legal & Regulatory
Regulatory Information Circulars:
http://www.ise.com/rics
Rules:
http://www.ise.com/rules

Marketing Material
Press Releases:
http://www.ise.com/press-room/press-releases/
Publications:

http://www.ise.com/publications

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,



Ronan Cahill
Senior Legal & Regulatory Associate

Exhibit M

Approved Members:

Albert Fried & Company, LLC
45 Broadway, 24th Floor
New York, NY 10006
Contact: Anthony Katsingris
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

Archelon, LLC
Managing Member/ Chief Operating Officer
200 South Wacker Drive, Suite 2400
Chicago, IL 60606
Contact: John Koltes
Competitive Market Maker
Competitive Market Maker (8 CMM Trading Rights)

Automated Trading Desk Financial Services, LLC
11 Ewall Street
Mount Pleasant, SC 29464
Contact: Patricia Cerny
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

Barclays Capital, Inc.
745 7th Avenue
New York, NY 10019
Contact: Josh Levine
Primary Market Maker, Competitive Market Maker & Electronic Access Member (Public)
Primary Market Maker (1 PMM Trading Right) Competitive Market Maker (8 CMM Trading Rights) & Electronic Access Member (1 EAM Trading Right)

Citadel Securities LLC
400 South LaSalle, Suite 3232
Chicago, IL 60605
Contact: Michael Felty
Primary Market Maker, Competitive Market Maker & Electronic Access Member (Public)
Primary Market Maker (1 PMM Trading Right) Competitive Market Maker (8 CMM Trading Rights) & Electronic Access Member (1 EAM Trading Right)

Citigroup Derivatives Markets Inc.
130 Cheshire Lane, Suite 202
Minnetonka, MN 55305
Contact: Patricia Cerny
Primary Market Maker, Competitive Market Maker & Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

Compass Professional Services, LLC
111 West Jackson Blvd., 20th Floor
Chicago, IL 60604
Contact: Bill Shimanek
Electronic Access Member (Agency)
Electronic Access Member (1 EAM Trading Right)

Credit Suisse Securities (USA) LLC
11 Madison Avenue, 3rd Floor
New York, NY 10010
Contact: Renée M Berman
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005
Contact: Joanna Fields
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

Electronic Brokerage Systems, LLC
180 West Adams Street. 6th Floor
Chicago, IL 60603
Contact: David Muckley
Electronic Access Member (Agency)
Electronic Access Member (1 EAM Trading Right)

Equitec Proprietary Markets, LLC
111 West Jackson Blvd., 20th Floor
Chicago, IL 60604
Contact: Bill Shimanek
Electronic Access Member (Agency)
Electronic Access Member (1 EAM Trading Right)

First Clearing, LLC
One North Jefferson Ave.

St. Louis, MO 63103
Contact: Scott Spears
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

Global Execution Brokers, LP
401 City Avenue
Bala Cynwyd, PA 19004
Contact: Michael Doherty
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

Goldman, Sachs & Co.
200 West Street, 7th Floor
New York, NY 10282
Contact: Bob Palazzi
Primary Market Maker, Competitive Market Maker & Electronic Access Member (Public)
Primary Market Maker (1 PMM Trading Right) Competitive Market Maker (8 CMM Trading Rights) & Electronic Access Member (1 EAM Trading Right)

Goldman Sachs Execution & Clearing, L.P.
200 West Street
New York, NY 10282
Contact: Mary Rita Ryder
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

IMC Financial Markets
233 S. Wacker Drive, Suite 4300
Chicago, IL 60606
Contact: Patti Minich
Competitive Market Maker & Electronic Access Member (Public)
Competitive Market Maker (8 CMM Trading Rights) & Electronic Access Member (1 EAM Trading Right)

Instinet, LLC
1095 Avenue of the Americas
New York, NY 10036
Contact: Christopher Setaro
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

Interactive Brokers LLC
1 Pickwick Plaza
Greenwich, CT 06830

Contact: Arnold Feist
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

Israel A. Englander & Co., LLC
666 Fifth Avenue, 14th Floor
New York, NY 10103
Contact: Emily Garber
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

ITG Derivatives, LLC
601 South La Salle, Suite 300
Chicago, IL 60605
Contact: Paul Wascher
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

J.P. Morgan Clearing Corp.
Three Chase Metrotech
Brooklyn, NY 11245
Contact: Carol Ruocco
Electronic Access Member (clearing)
Electronic Access Member (1 EAM Trading Right)

J.P. Morgan Securities LLC
383 Madison Avenue
New York NY 10017
Contact: Carol Ruocco
Competitive Market Maker & Electronic Access Member (Public)
Competitive Market Maker (8 CMM Trading Rights) & Electronic Access Member (1 EAM Trading Right)

Knight Capital Americas, LLC
545 Washington Blvd.
Jersey City, NJ 07310
Contact: Matthew Datre
Primary Market Maker, Competitive Market Maker & Electronic Access Member (Public)
Primary Market Maker (1 PMM Trading Right) Competitive Market Maker (8 CMM Trading Rights) & Electronic Access Member (1 EAM Trading Right)

Lime Brokerage LLC
625 Broadway, 12th Floor
New York, NY 10012

Contact: Peggy Donavan
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

Liquidpoint, LLC
311 South Wacker Drive, Suite 4700
Chicago, IL 60606
Contact: Michael McNamara
Electronic Access Member (agency)
Electronic Access Member (1 EAM Trading Right)

MEB Options, LLC
100 South Wacker Street, Suite 225
Chicago, IL 60605
Contact: George Stafford
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Bank of America Tower
One Bryant Park
New York, NY 10036
Contact: Justin Kletter
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

Merrill Lynch Professional Clearing Corp.
Bank of America Tower
One Bryant Park
New York, NY 10036
Contact: Justin Kletter
Primary Market Maker, Competitive Market Maker & Electronic Access Member (Public)
Primary Market Maker (1 PMM Trading Right) Competitive Market Maker (8 CMM Trading Rights) & Electronic Access Member (1 EAM Trading Right)

Morgan Stanley & Co. LLC
1585 Broadway
New York, NY 10036
Contact: Kristofer Williams
Primary Market Maker, Competitive Market Maker & Electronic Access Member (Public)
Primary Market Maker (1 PMM Trading Right) Competitive Market Maker (8 CMM Trading Rights) & Electronic Access Member (1 EAM Trading Right)

Nasdaq Options Services, LLC
Vice President - Options Exchange
One Liberty Plaza
New York, NY 10006
Contact: Mike West
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

Optiver US, LLC
130 E. Randolph, Suite 1300
Chicago, IL 60601
Contact: Patrick Hickey
Competitive Market Maker & Electronic Access Member (Public)
Competitive Market Maker (8 CMM Trading Rights) & Electronic Access Member (1 EAM Trading Right)

OCTEG, LLC
350 N. Orleans Street, 3rd Floor South
Chicago, IL 60654
Contact: Apollonia Ponticiello
Primary Market Maker, Competitive Market Maker & Electronic Access Member (Public)
Primary Market Maker (1 PMM Trading Right) Competitive Market Maker (8 CMM Trading Rights) & Electronic Access Member (1 EAM Trading Right)

Pershing, LLC
1 Pershing Plaza
Jersey City, NJ 07399
Contact: Jonathan Rosenoff
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

PEAK6 Capital Management LLC
141 W. Jackson, Suite 800
Chicago, Illinois 60604
Contact: John J. Kaminsky
Electronic Access Member (Public)
Electronic Access Member (1 EAM Trading Right)

Southwest Securities, Inc.
1201 Elm Street, Suite 3500
Dallas, TX 75270
Contact: Brad Northcutt
Electronic Access Member (Clearing)
Electronic Access Member (1 EAM Trading Right)

Susquehanna Investment Group
401 City Avenue
Bala Cynwyd, PA 19004
Contact: Michael Doherty
Primary Market Maker & Competitive Market Maker
Primary Market Maker (1 PMM Trading Right) & Competitive Market Maker (8 CMM Trading Rights)

Susquehanna Securities
401 City Avenue
Bala Cynwyd, PA 19004
Contact: Michael Doherty
Primary Market Maker & Competitive Market Maker
Primary Market Maker (1 PMM Trading Right) & Competitive Market Maker (8 CMM Trading Rights)

Timber Hill LLC
One Pickwick Plaza
Greenwich, CT 06830
Contact: Bradford Jacobowitz
Primary Market Maker & Competitive Market Maker
Primary Market Maker (1 PMM Trading Right) & Competitive Market Maker (8 CMM Trading Rights)

UBS Securities, LLC
677 Washington Boulevard
Stamford, CT 06901
Contact: Ann Marie Mazzella
Electronic Access Member (public)
Electronic Access Member (1 EAM Trading Right)

Volant Liquidity, LLC
7 World Trade Center, Suite 3301
New York, NY 10007
Contact: Vishal K. Gupta
Competitive Market Maker & Electronic Access Member (Public)
Competitive Market Maker (8 CMM Trading Rights) & Electronic Access Member (1 EAM Trading Right)

Wallachbeth Capital, LLC
100 Wall Street, Suite 6600
New York, NY 10005
Contact: Dan Tapia
Electronic Access Member (public)
Electronic Access Member (1 EAM Trading Right)

Wall Street Access
17 Battery Place
New York, NY 10004
Contact: Billy Lavin
Electronic Access Member (public)
Electronic Access Member (1 EAM Trading Right)
Wedbush Securities, Inc.
1000 Wilshire Boulevard
Los Angeles, CA 90017
Contact: Cindy M. Beadles
Electronic Access Member (public)
Electronic Access Member (1 EAM Trading Right)

Wolverine Trading, LLC
175 West Jackson Blvd.
Chicago, IL 60604
Contact: Hannah Carroll
Primary Market Maker & Competitive Market Maker
Primary Market Maker (1 PMM Trading Right) & Competitive Market Maker (8 CMM Trading Rights)

Wolverine Execution Services, LLC
175 West Jackson Blvd.
Chicago, IL 60604
Contact: Hannah Carroll
Electronic Access Member (public)
Electronic Access Member (1 EAM Trading Right)